CONTANGO OIL & GAS COMPANY

717 Texas Ave., Suite 2900

Houston, Texas 77002

(713) 236-7400

Via EDGAR

February 6, 2017

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Contango Oil & Gas Company

Registration Statement on Form S-3

Filed January 27, 2017

File No. 333-215784

Ladies and Gentlemen:

On behalf of Contango Oil & Gas Company (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m. (Washington, D.C. time) on February 8, 2017, or as soon thereafter as practicable. The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (713) 236-7400 or James M. Prince of Vinson & Elkins L.L.P. at (713) 758-3710 with any questions regarding this matter.

Contango Oil & Gas Company

February 6, 2017

Very truly yours,

CONTANGO OIL & GAS COMPANY

By:	/s/ E. JOSEPH GRADY
Name:	E. Joseph Grady
Title:	Senior Vice President and Chief Financial Officer

cc:	James M. Prince, Vinson & Elkins L.L.P.